UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Six Flags Entertainment Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83001C 108

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

(212) 265-4200

Joshua Korff, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Rehan Jaffer
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,611,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,611,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,611,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 100,227,720 shares of Common Stock, par value $0.01 per share (“Common Stock”) of the Issuer outstanding as of July 1, 2024, based on information provided by the Issuer.

1.	Names of Reporting Persons H Partners Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,611,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,611,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,611,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 100,227,720 shares of Common Stock of the Issuer outstanding as of July 1, 2024, based on information provided by the Issuer.

This Schedule 13D is filed on behalf of the individuals listed below in Item 2 and relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Six Flags Entertainment Corporation, a Delaware corporation, (the “Issuer” or “New Six Flags”). In addition, this filing, relating to the Common Stock of New Six Flags, is filed as Amendment No. 20 to, and an amendment and restatement in its entirety of, the Former Schedule 13D (as defined below) filed by the Reporting Persons with respect to the predecessor issuer, Six Flags Entertainment Corporation (“Former Six Flags”) (the “Schedule 13D”).

The statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018, as further amended by Amendment No. 10 filed with the SEC on June 15, 2018, as further amended by Amendment No. 11 filed with the SEC on February 14, 2019, as further amended by Amendment No. 12 filed with the SEC on January 16, 2020, as further amended by Amendment No. 13 filed with the SEC on February 3, 2020, as further amended by Amendment No. 14 filed with the SEC on February 26, 2020, as further amended by Amendment No. 15 filed with the SEC on August 23, 2021, as further amended by Amendment No. 16 filed with the SEC on December 15, 2021 and as further amended by Amendment No. 17 filed with the SEC on August 15, 2022, as further amended by Amendment No. 18 filed with the SEC on November 14, 2022, and as further amended by Amendment No. 19 filed with the SEC on November 15, 2023 by the Reporting Persons (as defined therein) with respect to the common stock, par value $0.025 per share, of Former Six Flags is collectively referred to as the “Former Schedule 13D”.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Six Flags Entertainment Corporation, a Delaware corporation, with its principal executive offices located at 8701 Red Oak Blvd., Charlotte, North Caroline 28217.

Item 2. Identity and Background

(a)

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

i.	H Partners Management, LLC, a Delaware limited liability company (“H Management”) and

ii.	Rehan Jaffer, an individual citizen of the United States of America (“Jaffer”), by virtue of being the managing member of H Management.

H Management and Jaffer are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal place of business of the Reporting Persons is c/o H Partners Management, LLC, 888 Seventh Avenue, 29th Floor, New York, New York 10019.

(c)

See Items 2(b), 5(a) and 5(b). The principal business of each of the H Partners Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal occupation of Jaffer relates to his position with H Management and its affiliated funds and investment vehicles.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jaffer is a citizen of the United States of America.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Item 4 of this Schedule 13D is incorporated herein by reference.

As described in Item 4 below, on July 1, 2024, pursuant to the Agreement and Plan of Merger, dated as of November 2, 2023 (the “Merger Agreement”), by and among the Issuer (f/k/a CopperSteel HoldCo, Inc.), Former Six Flags, Cedar Fair, L.P. (“Cedar Fair”) and CopperSteel Merger Sub, LLC, each share of common stock of Former Six Flags was converted into the right to receive 0.58 shares of common stock of the Issuer (“Six Flags Conversion Ratio”).

Item 4. Purpose of Transaction.

On July 1, 2024, Former Six Flags completed the previously announced merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of November 2, 2023 (the “Merger Agreement”), by and among the Former Six Flags, Cedar Fair, the Issuer, and CopperSteel Merger Sub, LLC (“Copper Merger Sub”). Pursuant to the Merger Agreement, (i) Copper Merger Sub was merged with and into Cedar Fair (the “Cedar Fair First Merger”), with Cedar Fair continuing as the surviving entity (the “Cedar Fair Surviving Entity”) and a direct subsidiary of the Issuer, (ii) the Cedar Fair Surviving Entity was subsequently merged with and into the Issuer (the “Cedar Fair Second Merger” and together with the Cedar Fair First Merger, the “Cedar Fair Mergers”), with the Issuer continuing as the surviving corporation, and (iii) Former Six Flags merged with and into the Issuer(the “Six Flags Merger” and together with the Cedar Fair Mergers, the “Mergers”), with the Issuer continuing as the surviving corporation. Upon the consummation of the Mergers, the separate legal existences of Copper Merger Sub, Cedar Fair and Former Six Flags ceased, and the Issuer changed its name from “CopperSteel HoldCo, Inc.” to “Six Flags Entertainment Corporation.” Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

Upon completion of the Mergers, subject to certain exceptions, each issued and outstanding share of common stock, par value $0.025 per share of Former Six Flags was converted into the right to receive 0.5800 shares of the Issuer’s Common Stock, together with cash in lieu of fractional shares of the Issuer’s Common Stock, without interest.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b)

After giving effect to the transactions contemplated by the Mergers, the Reporting Persons beneficially own an aggregate of 6,611,999 shares of Common Stock, representing 6.6% of the 100,227,720 shares of Common Stock outstanding as of July 1, 2024, based on information provided by the Issuer.

The reported securities are directly held by certain funds owned and managed by H Management. Mr. Jaffer is the managing member of H Management. As such, H Management and Mr. Jaffer may be deemed to have shared voting and dispositive and investment power with respect to, and therefore beneficially own, the reported securities, which constitute approximately 6.6% of the Issuer’s Common Stock outstanding.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Common Stock in the last sixty days.

(d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) As a result of the Mergers, the Reporting Persons (together with H Partners, LP and H Partners Capital, LLC who were also reporting persons on the Former Schedule 13D) ceased to beneficially own any securities of Former Six Flags.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, effective as of July 1, 2024, by and among H Partners Management, LLC, and Rehan Jaffer.

Exhibit 99.2	Agreement and Plan of Merger, dated as of November 2, 2023, by and among the Issuer, Former Six Flags, Cedar Fair and Copper Merger Sub (incorporated by reference to Annex A of the Company’s Registration Statement on Form S-4 initially filed with the SEC on December 22, 2023 (File No. 333-276255)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer